Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Via EDGAR Correspondence

November 14, 2014

Mr. Derek Newman

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 78”)

Dear Mr. Newman:

This letter responds to comments you provided in a telephonic conversation with me on Monday, November 10, 2014, with respect to Amendment No. 78. Amendment No. 78 was filed on September 24, 2014 and included disclosure with respect to the SPDR MSCI ACWI Low Carbon Target ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 78.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 78. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 78.

Prospectus Comments

1.	Comment: In the “Principal Risks of Investing in the Fund” section, please add disclosure stating that low carbon exposure may not be indicative of a company’s profitability and may potentially have an adverse effect on profitability.

Response: The following has been added to the “Principal Risks of Investing in the Fund” section:

LOW CARBON EXPOSURE RISK: Low carbon exposure may not be indicative of a company’s profitability and may potentially have an adverse effect on a company’s profitability.

2.	Comment: The “Principal Risks of Investing in the Fund” and the “Additional Risk Information - Principal Risks” sections each include a discussion of Derivatives Risk. Please confirm if investment in derivatives is a principal investment strategy of the Fund. If so, please add appropriate disclosure to “The Fund’s Principal Investment Strategy” section. If not, please remove the discussions of Derivatives Risk from the “Principal Risks of Investing in the Fund” and the “Additional Risk Information - Principal Risks” sections.

Response: Investment in derivatives is not a principal investment strategy of the Fund and, therefore, the discussions of Derivatives Risk have been removed from “Principal Risks of Investing in the Fund” and the “Additional Risk Information - Principal Risks” sections.

3.	Comment: Please confirm if the Index is currently concentrated in any particular industry or sector. If so, please include appropriate disclosure to the “Principal Risks of Investing in the Fund” section.

Response: The following discussion of Financial Sector Risk has been added to the “Principal Risks of Investing in the Fund” section:

FINANCIAL SECTOR RISK: Financial services companies are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge, the scope of their activities, the prices they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, deterioration of the credit markets generally may cause an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Certain events in the financial sector may cause an unusually high degree of volatility in the financial markets, both domestic and foreign, and cause certain financial services companies to incur large losses. Securities of financial services companies may experience a dramatic decline in value when such companies experience substantial declines in the valuations of their assets, take action to raise capital (such as the issuance of debt or equity securities), or cease operations. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include real estate investment trusts (“REITs”)). Declining real estate values could adversely affect financial institutions engaged in mortgage finance or other lending or investing activities directly or indirectly connected to the value of real estate.

SAI Comment

1.	Comment: The “Principal Investment Strategies” section includes a discussion of Futures Contracts, Options and Swap Agreements. Please confirm if investment in derivatives is a principal investment strategy of the Fund. If not, please move this discussion to the “Non-Principal Investment Strategies” section.

Response: Investment in derivatives is not a principal investment strategy of the Fund and, therefore, the discussion of Futures Contracts, Options and Swap Agreements has been moved to the “Non-Principal Investment Strategies” section.

2.	Comment: In the “Portfolio Managers” section, please update the information included in the Other Accounts table to a more recent date.

Response: Updated information has been included.

***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.